SBSE-A/A Application Updates

Citigroup Global Markets Ltd

CIK ID :0001012467

NFA ID : 291281

Please note that the submission of the SBSE – A/A Application Updates for January 2025 have been made to the Principals;

Head of Business	Added Paul Andrew Rayson

I note from a previous conversation with a case worker, Wade, that we didn't need to upload the schedules under B for 13, 14 and 15 due to EDGAR being upgraded and the information is now captured within the portal.

Many Thanks,

Leah Davies

leah.davies@citi.com